AMENDMENT NO. 55

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 55 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective May 18, 2023, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, on May 18, 2023, the Board of Trustees of the Trust unanimously voted to amend the Declaration of Trust to remove Article VIII, Section 2 of the Declaration of Trust in order to eliminate the possibility that the Section could be construed as permitting an additional payment by, or assessment on, shareholders of the Trust solely by reason of their ownership of Trust shares;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

ARTICLE VIII

EXPENSES OF THE TRUST AND SERIES

Section 1. Payment of Expenses by the Trust. Subject to Article IV, Section 4, and Article IV, Section 3, the Trust or a particular Series shall pay, or shall reimburse the Trustees from the assets belonging to all Series or the particular Series, for their expenses (or the expenses of a Class of such Series) and disbursements, including, but not limited to, interest charges, taxes, brokerage fees and commissions; expenses of issue, repurchase and redemption of Shares; insurance premiums; applicable fees, interest charges and expenses of third parties, including the Trust’s investment advisers, managers, administrators, distributors, custodians, transfer agents and fund accountants; fees of pricing, interest, dividend, credit and other reporting services; costs of membership in trade associations; telecommunications expenses; funds transmission expenses; auditing, legal and compliance expenses (including, if approved by the Trustees, an allocated portion of the legal, accounting and compliance expenses incurred by the Investment Advisers, Administrators or other service providers to the Trust); costs of forming the Trust and its Series and maintaining its existence; costs of preparing and printing the prospectuses of the Trust and each Series, statements of additional information and Shareholder reports and delivering them to Shareholders; expenses of meetings of Shareholders and proxy solicitations therefor; costs of maintaining books and accounts; costs of reproduction, stationery and supplies; fees and expenses of the Trustees; compensation of the Trust’s officers and employees and costs of other personnel performing services for the Trust or any Series; costs of Trustee meetings; Commission registration fees and related expenses; state or foreign securities laws registration fees and related expenses; and for such non-recurring items as may arise, including litigation to which the Trust or a Series (or a Trustee or officer of the Trust acting as such) is a party, and for all losses and liabilities by them incurred in administering the Trust.